Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of SG Blocks, Inc. of our report dated March 1, 2018, relating to our audit of the consolidated balance sheets of SG Blocks, Inc. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year ended December 31, 2017 and the six month periods ended June 30, 2016 (Predecessor) and December 31, 2016 (Successor), which report appears in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017.

/s/ Whitley Penn LLP

Dallas, Texas

March 27, 2018